Mail Stop 3561

August 14, 2009

Mitch Truwit
Director, Vice President, Assistant Secretary
BEN Merger, Sub, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York, 10022

Edward J. DiMaria,
Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Bankrate, Inc.**
> **Amendment No. 1 to Schedule TO filed by Ben Merger Sub, Inc. et al.**
> **Amendment No. 2 to Schedule 13E-3 filed by Bankrate, Inc. et al.**
> **Amendment No. 2 to Schedule 14D-9 filed by Bankrate, Inc.**
> **Filed August 11, 2009**
> **File No. 005-57763**

Dear Messrs. Truwit and DiMaria:

We have reviewed your letter dated August 11, 2009 in response to our comment letter dated August 7, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule TO/Schedule 13E-3

General

1. Please revise the Schedule 14D-9 filed by Bankrate, Inc., as applicable, in response to our comments issued on the Schedule TO/Schedule 13E-3.

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 2

Offer to Purchase

I. Special Factors, page 10

1. Background of the Offer, page 10

2. We reissue comment 11. Please revise your disclosure in the offer document and in the recommendation statement to briefly describe each alternative considered by Bankrate or its affiliates (i.e., each filing person) and disclose why each alternative was rejected.

3. Please revise to discuss how you or your financial advisors determined to contact the 14 strategic partners that you mention in the second paragraph.

4. We note the revisions made in response to comment 16. Please tell us, with a view toward revised disclosure, why you refer to "approximately" four equity firms. What prevents you from being more definitive in your disclosure?

5. We note your response to comment 17 from our letter dated August 7, 2009. We are unable to locate the changes you refer to and we, therefore, respectfully re-issue comment 17. In this regard, please tell us how Bankrate determined Apax and Party A were "most likely to be seriously interested in and prepared to complete and capable of completing a transaction expeditiously."

6. We note the revised disclosure in the first full paragraph on page 12 of the Offer to Purchase that states that since the transaction treated director-shareholders differently than shareholders generally, the disinterested members of the Bankrate board of directors should approve the transaction pursuant to Section 607.0901 of the FBCA. Please provide readers a cross-reference to where you describe the material aspects of Section 607.0901 of the FBCA.

7. We note your response to comment 20 from our letter dated August 7, 2009. We disagree with your conclusion that the report does not fall within the parameters of Item 1015(a) of Regulation M-A. Thus, please revise your disclosure to provide the information required by Item 1015(b)(6) of Regulation M-A.

8. We also note your revisions to the Offer to Purchase regarding Allen & Company's June 30, 2009 presentation. Please discuss in greater detail the general content of the Wall Street estimates of future Bankrate performance that was discussed between Allen & Company and Bankrate's board of directors. Also, please discuss in greater detail in the section titled "Opinion of Allen & Company, LLC" that begins on page

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 3

16 of the Schedule 14D-9 the differences between Allen & Company's June 30, 2008 presentation and their presentation on July 22, 2009.

9. Finally, we note on page 6 of exhibit (c)(5) to the Schedule 14D-9, that some discussions were held with Warburg Pincus regarding a transaction with Bankrate. If Warburg Pincus is "Party A," please revise your disclosure to so state. If not, please revise your disclosure to describe any communications with Warburg Pincus.

10. We note your response to comment 22 from our letter dated August 7, 2009. Please discuss why it was determined that the Disinterested Directors should not conduct the negotiations on behalf of the company, especially in light of the fact that with their approval of the transaction it removed the possible requirement under 607.0901 of the FBCA regarding approval of the transaction by a two-thirds majority vote of shareholders. Also, please disclose any limitations or special powers that these Disinterested Directors were granted at the time it was determined that they should separately review and approve the transaction.

2. The Support Agreements, page 15

11. We note your response to comment 26 from our letter dated August 7, 2009. We note that Mr. Morse has committed to invest between 30%-50% of the after-tax value of his equity holdings in Bankrate into the Parent. Please revise to explain how this amount will ultimately be determined. For example, please disclose if the final amount invested is at Mr. Morse's discretion or if other factors will determine the amount of their investment and at what point in time the after-tax value is determined.

4. Position of the Disinterested Directors Regarding the Fairness of the Offer…, page 18

12. We note your response to comment 29 from our letter dated August 7, 2009. Please briefly discuss what aspects of the role under Florida law that disinterested directors play led the Disinterested Directors to conclude that separate legal counsel was not necessary.

5. Position of the Support Executives as to Fairness, page 18

13. We note the Support Executives' position with respect to the fairness of the transaction to unaffiliated security holders was included in the filing. We also note that the Support Executives based their determination regarding the fairness of the transaction to unaffiliated security holders upon the factors that Bankrate's Board of Directors relied upon in reaching their conclusion. Please provide the Support Executives' analysis of the material factors upon which the Support Executives relied

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 4

upon to reach their conclusion or, alternatively, the Support Executives may adopt Bankrate's board of director's analysis of those factors. In addition, if the Support Executives based their fairness determination on the analysis of factors undertaken by Allen & Company or Needham & Company, then the Support Executives must expressly adopt these analysis and discussions as their own in order to satisfy their disclosure obligations. Please refer to prior comments 52 and 53 for additional guidance.

14. Please revise your disclosure to include the information required by Item 1013(a) of Regulation M-A with respect to the Support Executives.

6. Purposes and Reasons of Parent, Purchaser, the Apax VII Funds…, page 19

15. We note your response to comment 30 from our letter dated August 7, 2009. Please discuss how it was determined who would or would not invest in the Parent and who would or would not enter into support agreements. Also, please discuss in this section or another appropriate place in your filing the nature and status of the ongoing negotiations between the Support Executives and Apax that you refer to in the third full paragraph on page 19.

7. Position of Parent, Purchaser, the Apax VII Funds and the Other Apax…, page 19

16. We note your response to comment 33 from our letter dated August 7, 2009. We re-issue this comment as it relates to Ben Holding S.à.r.l. as we cannot locate its fairness determination.

10. Interests of Bankrate's Directors, page 23

17. We note your response to prior comment 34. Please tell us whether the payment for the options described in the referenced disclosure involves an investment decision by the option holders and whether those holders will be required to submit a letter of transmittal in order to receive the payment described.

18. We note your response to comment 37 from our letter dated August 7, 2009. Please discuss the status of negotiations regarding how the return on total investment will be calculated.

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 5

III. The Tender Offer, page 46

9. Certain Information Concerning Bankrate, page 56

19. Please tell us what consideration you have given to updating the financial information to include the information for the quarter ended June 30, 2009.

12. Conditions to the Offer, page 60

20. We note your response to prior comment 42 and we reissue it. Your disclosure continues to state that this section of the offer document is only a summary and continues to improperly refer security holders to the merger agreement for additional information. Please revise your disclosure to include **all** offer conditions in the offer document disseminated to security holders.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 7

(c) Reasons for the Recommendation, page 13

21. We note your response to comment 52 and comment 56 from our letter dated August 7, 2009. In the final sentence of the first paragraph on page 16 you state in part that the Board of Director's found Allen & Company's reliance on the information that management provided reasonable "subject to the understandings regarding the nature of the financial projections…" We are uncertain if you are describing the assumptions underlying management's projections as described in Item 8(f) or if you are referring to something else. Please revise your disclosure to clarify why your adoption of Allen & Company's analyses is subject to such limitation or revise to remove it.

22. We note your response to comment 54 from our letter dated August 7, 2009. We re-issue it as to the Board of Director's consideration of historical market prices.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 16

(a) Opinion of Allen & Company, LLC, page 16

23. We note your response to comment 58 from our letter dated August 7, 2009. With respect to Allen & Company's Comparable Precedent Transactions Analysis, please describe the effect, if any, that the multiple unavailable data has on (i) the multiple

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 6

range, (ii) on Allen's analysis and conclusion, and (iii) on the board's reliance on this analysis and Allen's opinion. Also, explain why, with the amount of data unavailable, this range is still relevant. Please also discuss why this information was unavailable.

24. Also with respect to the Comparable Precedent Transactions Analysis, explain why the figures disclosed for the Kaboose transaction do not appear to be mathematically accurate (i.e., transaction value of $95 million divided by LTM adjusted EBITDA of $10 results in a multiple of 9.8x instead of 9.5x). Also, explain why the multiples for the Bebo transaction are not measurable/meaningful in light of your disclosure of the components of the multiples.

25. We also reissue comment 58 as it related to the Selected Companies, the Selected Transactions, and Discounted Cash Flow analyses in the Needham & Company opinion. Our comment sought disclosure of the data underlying the results presented, not just the multiples derived from that data. If the referenced data was not presented to the Disinterested Directors, please state so. Also, with respect to the DCF analysis, please <u>show</u> how Needham arrived from the projected unlevered cash flows for the Company from 2009 to 2013 to the implied per share equity reference range for the company of $19.38-$36.96.

26. With respect to the Discounted Cash Flows analysis conducted by Needham & Company, please describe which "financial metrics" it used in ultimately determining an appropriate discount rate.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2009</u>

<u>Exhibits 32.1 and 32.2 – Section 906 Certifications</u>

27. We note that your Section 906 Certifications refers to your Form 10-Q for the fiscal quarter ended March 31, 2009 rather than your Form 10-Q for the fiscal quarter ended June 30, 2009. Please re-file your Form 10-Q for the fiscal quarter ended June 30, 2009 to include Section 906 Certifications that refer to the correct Form 10-Q.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

Mitch Truwit
Ben Merger Sub, Inc.
Edward J. DiMaria
Bankrate, Inc.
August 14, 2009
Page 7

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3238 or me at (202) 551-3720 with any other questions. You may also contact Daniel Duchovny, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3619.

Sincerely,

H. Christopher Owings
Assistant Director